                                                              PAGE 1 OF 20 PAGES




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934
          FOR THE PLAN YEAR ENDED       DECEMBER 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM          TO          .


COMMISSION FILE NUMBER  0-11527



A.   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN


B.   MPSI SYSTEMS INC.

     4343 SOUTH 118TH EAST AVENUE

     TULSA, OKLAHOMA  74146

                                      INDEX
                                      -----

                                                                                              Page No.
                                                                                              --------
(a) Financial Statements:

    (1) Independent Auditors' Report........................................................     3

    (2) Statements of Net Assets Available for Benefits at
        December 31, 1998 and 1997 .........................................................     4

    (3) Statements of Changes in Net Assets Available for Benefits for the years ended
        December 31, 1998, 1997 and 1996 ...................................................     8

    (4) Notes to Financial Statements ......................................................    11

    (5) Schedules to Financial Statements:
           Line 27a - Schedule of Assets Held for Investment Purposes.......................    17
           Line 27d - Schedule of Reportable Transactions...................................    18

(b) Signatures..............................................................................    19

(c) Exhibits

    23.1 Auditors' Consent..................................................................    20

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Administrative Committee
MPSI Systems Inc. Matching Investment Plan


We have audited the accompanying statements of net assets available for benefits of the MPSI Systems Inc. Matching Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for each of three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                               ERNST & YOUNG LLP


Tulsa, Oklahoma

June 25, 1999

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             JOHN
                                                  GLOBAL                                      MERRILL LYNCH HANCOCK    MERRILL LYNCH
                                     PHOENIX    ALLOCATION  MPSI STOCK  CORPORATE  MLRP TRUST EQUITY INDEX   SPECIAL    GROWTH FUND
                                      FUND         FUND        FUND     BOND FUND     FUND        TRUST     EQUITIES     (CLASS B)
-----------------------------       --------   -----------  ----------  ---------  ---------- ------------- --------   -------------
INVESTMENTS AT FAIR VALUE:

   ML PHOENIX FUND INC
      (61,508 UNITS VALUED AT
      $10.30 PER UNIT)              $633,530         --         --        --           --         --           --           --

   ML GLOBAL ALLOCATION FUND
      INC. (85,693 UNITS VALUED
      AT $12.42 PER UNIT)               --      1,064,315       --        --           --         --           --           --

   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (129,197 SHARES
      VALUED AT $1.875 SHARE E)         --           --      242,245      --           --         --           --           --

   ML CORPORATE BOND FUND
      (5,082 UNITS AT $11.67
      PER UNIT)                         --           --         --      59,306         --         --           --           --

   ML RETIREMENT PRESERVATION
      TRUST FUND                        --           --         --        --        521,388       --           --           --

   ML EQUITY INDEX TRUST
      (5,861 UNITS VALUED AT
      $83.92 PER UNIT)                  --           --         --        --           --      491,850         --           --

   JOHN HANCOCK SPECIAL
      EQUITIES FUND (6,620 UNITS
      VALUED AT $24.10 PER UNIT)        --           --         --        --           --         --        159,541         --

   ML GROWTH FUND (CLASS B)
      (6,389 UNITS VALUED AT
      $19.85 PER UNIT)                  --           --         --        --           --         --           --        126,825

   OPPENHEIMER TOTAL RETURN
      (28,834 UNITS VALUED AT
      $12.23 PER UNIT)                  --           --         --        --           --         --           --           --

   AIM BALANCED (7,633 UNITS
      VALUED AT $28.23 PER UNIT)        --           --         --        --           --         --           --           --

LOANS TO PARTICIPANTS                   --           --         --        --           --         --           --           --
--------------------------------    --------    ---------    -------    ------      -------    -------      -------      -------
      TOTAL INVESTMENTS             $633,530    1,064,315    242,245    59,306      521,388    491,850      159,541      126,825


                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1998


----------------------------------------------------------------------------------


                                     OPPENHEIMER     AIM
                                     TOTAL RETURN  BALANCED  LOAN FUND     TOTAL
-----------------------------        ------------ ---------  ---------  ----------
INVESTMENTS AT FAIR VALUE:

   ML PHOENIX FUND INC
      (61,508 UNITS VALUED AT
      $10.30 PER UNIT)                  --           --         --      $  633,530

   ML GLOBAL ALLOCATION FUND
      INC. (85,693 UNITS VALUED
      AT $12.42 PER UNIT)               --           --         --       1,064,315

   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (129,197 SHARES
      VALUED AT $1.875 SHARE E)         --           --         --         242,245

   ML CORPORATE BOND FUND
      (5,082 UNITS AT $11.67
      PER UNIT)                         --           --         --          59,306

   ML RETIREMENT PRESERVATION
      TRUST FUND                        --           --         --         521,388

   ML EQUITY INDEX TRUST
      (5,861 UNITS VALUED AT
      $83.92 PER UNIT)                  --           --         --         491,850

   JOHN HANCOCK SPECIAL
      EQUITIES FUND (6,620 UNITS
      VALUED AT $24.10 PER UNIT)        --           --         --         159,541

   ML GROWTH FUND (CLASS B)
      (6,389 UNITS VALUED AT
      $19.85 PER UNIT)                  --           --         --         126,825

   OPPENHEIMER TOTAL RETURN
      (28,834 UNITS VALUED AT
      $12.23 PER UNIT)               352,647         --         --         352,647

   AIM BALANCED (7,633 UNITS
      VALUED AT $28.23 PER UNIT)        --        215,470       --         215,470

LOANS TO PARTICIPANTS                   --           --      142,146       142,146
--------------------------------     -------      -------    -------    ----------
      TOTAL INVESTMENTS              352,647      215,470    142,146    $4,009,263

Statement of Net Assets Available for Benefits
December 31, 1998   (continued)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            JOHN
                                              GLOBAL                                       MERRILL LYNCH   HANCOCK   MERRILL LYNCH
                                  PHOENIX   ALLOCATION  MPSI STOCK  CORPORATE  MLRP TRUST  EQUITY INDEX    SPECIAL    GROWTH FUND
                                   FUND        FUND        FUND     BOND FUND    FUND         TRUST        EQUITIES    (CLASS B)
-----------------------------    --------   ----------  ----------  ---------  ----------  -------------   --------  --------------

RECEIVABLES:
   EMPLOYER CONTRIBUTION         $ 32,155       53,824       --       4,882       22,596       18,670        8,709        9,987
   EMPLOYEE CONTRIBUTIONS           5,993        8,525       --         912        5,013        4,349        2,090        2,018
   ACCRUED INTEREST/DIVIDENDS      27,317        9,917       --         282        2,393         --           --            271
-----------------------------    --------    ---------    -------    ------      -------      -------      -------      -------
      TOTAL RECEIVABLES            65,465       72,266       --       6,076       30,002       23,019       10,799       12,276
-----------------------------    --------    ---------    -------    ------      -------      -------      -------      -------
   NET ASSETS AVAILABLE FOR
       BENEFITS AT 12/31/98      $698,995    1,136,581    242,245    65,382      551,390      514,869      170,340      139,101
=============================    ========    =========    =======    ======      =======      =======      =======      =======


--------------------------------------------------------------------------------


                                 OPPENHEIMER      AIM
                                 TOTAL RETURN   BALANCED  LOAN FUND      TOTAL
-----------------------------    ------------   --------  ---------    ---------

RECEIVABLES:
   EMPLOYER CONTRIBUTION             9,814        5,878       --      $  166,515
   EMPLOYEE CONTRIBUTIONS            2,720        1,379       --          32,999
   ACCRUED INTEREST/DIVIDENDS        7,152        1,168       --          48,500
-----------------------------      -------      -------    -------    ----------
      TOTAL RECEIVABLES             19,686        8,425       --         248,014
-----------------------------      -------      -------    -------    ----------
   NET ASSETS AVAILABLE FOR
       BENEFITS AT 12/31/98        372,333      223,895    142,146    $4,257,277
=============================      =======      =======    =======    ==========


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                GLOBAL
                                  PHOENIX     ALLOCATION   MPSI STOCK   CORPORATE   MLRP TRUST
                                    FUND         FUND         FUND      BOND FUND      FUND
                                  --------    ----------   ----------   ---------   ----------
INVESTMENTS AT FAIR VALUE:
   ML PHOENIX FUND INC
      (51,768 UNITS VALUED
      AT $12.09 PER UNIT)         $625,879          --          --         --          --

   ML GLOBAL ALLOCATION
      FUND INC. (86,772
      UNITS VALUED AT
      $13.94 PER UNIT)                --       1,209,604        --         --          --

   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (139,256 SHARES
      VALUED AT $4.63/SHAREE)         --            --       644,061       --          --

   ML CORPORATE BOND FUND
      (7,257 UNITS AT $11.56
      PER UNIT)                       --            --          --       83,898        --

   ML RETIREMENT PRESERVA-
      TION TRUST FUND                 --            --          --         --       459,886

   ML EQUITY INDEX TRUST
      (3,813 UNITS VALUED AT
      $65.37 PER UNIT)                --            --          --         --          --

   JOHN HANCOCK SPECIAL
      EQUITIES FUND (3,474
      UNITS VALUED AT $25.92
      PER UNIT)                       --            --          --         --          --

   ML GROWTH FUND (CLASS B)
      (4,654 UNITS VALUED AT
      $26.42 PER UNIT)                --            --          --         --          --

   OPPENHEIMER TOTAL RETURN
      (6,853 UNITS VALUED AT
      $11.00 PER UNIT)                --            --          --         --          --

   AIM BALANCED (3,460 UNITS
      VALUED AT $25.78 PER            --            --          --         --          --
      UNIT)

LOANS TO PARTICIPANTS                 --            --          --         --          --
                                  --------     ---------     -------     ------     -------
      TOTAL INVESTMENTS           $625,879     1,209,604     644,061     83,898     459,886
                                  ========     =========     =======     ======     =======

                                                 JOHN
                                MERRILL LYNCH   HANCOCK    MERRIL LYNCH
                                EQUITY INDEX    SPECIAL    GROWTH FUND     OPPENHEIMER       AIM
                                   TRUST        EQUITIES    (CLASS B)      TOTAL RETURN    BALANCED    LOAN FUND     TOTAL
                                ------------    --------   ------------    ------------    --------    ---------   ----------
INVESTMENTS AT FAIR VALUE:
   ML PHOENIX FUND INC
      (51,768 UNITS VALUED
      AT $12.09 PER UNIT)            --           --            --             --             --          --       $  625,879

   ML GLOBAL ALLOCATION
      FUND INC. (86,772
      UNITS VALUED AT
      $13.94 PER UNIT)               --           --            --             --             --          --        1,209,604

   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (139,256 SHARES
      VALUED AT $4.63/SHAREE)        --           --            --             --             --          --          644,061

   ML CORPORATE BOND FUND
      (7,257 UNITS AT $11.56
      PER UNIT)                      --           --            --             --             --          --           83,898

   ML RETIREMENT PRESERVA-
      TION TRUST FUND                --           --            --             --             --          --          459,886

   ML EQUITY INDEX TRUST
      (3,813 UNITS VALUED AT
      $65.37 PER UNIT)            249,259         --            --             --             --          --          249,259

   JOHN HANCOCK SPECIAL
      EQUITIES FUND (3,474
      UNITS VALUED AT $25.92
      PER UNIT)                      --         90,051          --             --             --          --           90,051

   ML GROWTH FUND (CLASS B)
      (4,654 UNITS VALUED AT
      $26.42 PER UNIT)               --           --         122,969           --             --          --          122,969

   OPPENHEIMER TOTAL RETURN
      (6,853 UNITS VALUED AT
      $11.00 PER UNIT)               --           --            --           75,383           --          --           75,383

   AIM BALANCED (3,460 UNITS
      VALUED AT $25.78 PER           --           --            --             --           89,210        --           89,210
      UNIT)

LOANS TO PARTICIPANTS                --           --            --             --             --       164,814        164,814
                                  -------       ------       -------         ------         ------     -------     ----------
      TOTAL INVESTMENTS           249,259       90,051       122,969         75,383         89,210     164,814     $3,815,014
                                  =======       ======       =======         ======         ======     =======     ==========

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997   (CONTINUED)

                                                   GLOBAL
                                     PHOENIX     ALLOCATION   MPSI STOCK   CORPORATE   MLRP TRUST
                                       FUND         FUND         FUND      BOND FUND      FUND
                                     --------    ----------   ----------   ---------   ----------
RECEIVABLES:
   EMPLOYER CONTRIBUTION             $ 39,013        57,833        --        3,800      24,906
   EMPLOYEE CONTRIBUTIONS               9,510        13,871        --          943       5,774
   ACCRUED INTEREST /                  35,923        13,523        --          365       2,159
DIVIDENDS
                                     --------     ---------     -------     ------     -------
      TOTAL RECEIVABLES                84,446        85,227        --        5,108      32,839
                                     --------     ---------     -------     ------     -------
   NET ASSETS AVAILABLE FOR
       BENEFITS AT 12/31/97          $710,325     1,294,831     644,061     89,006     492,725
                                     ========     =========     =======     ======     =======


                                                   JOHN
                                  MERRILL LYNCH   HANCOCK    MERRIL LYNCH
                                  EQUITY INDEX    SPECIAL    GROWTH FUND     OPPENHEIMER       AIM
                                     TRUST        EQUITIES    (CLASS B)      TOTAL RETURN    BALANCED    LOAN FUND     TOTAL
                                  ------------    --------   ------------    ------------    --------    ---------   ----------
RECEIVABLES:
   EMPLOYER CONTRIBUTION              11,219        7,648        6,292          3,247          2,742         --      $  156,700
   EMPLOYEE CONTRIBUTIONS              2,532        1,726        1,420            733            619         --          37,128
   ACCRUED INTEREST /                   --           --          2,404          2,232            933         --          57,539
DIVIDENDS
                                     -------       ------      -------         ------         ------      -------    ----------
      TOTAL RECEIVABLES               13,751        9,374       10,116          6,212          4,294         --         251,367
                                     -------       ------      -------         ------         ------      -------    ----------
   NET ASSETS AVAILABLE FOR
       BENEFITS AT 12/31/97          263,010       99,425      133,085         81,595         93,504      164,814    $4,066,381
                                     =======       ======      =======         ======         ======      =======    ==========



See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                                   Merrill
                                                                                                                    Lynch
                                               Global                                              MLRP            Equity
                              Phoenix         Allocation          MPSI          Corporate          Trust            Index
                               Fund              Fund          Stock Fund       Bond Fund          Fund             Trust
                            -----------      -----------      -----------      -----------      -----------      -----------
Investment income:
   Dividends and interest   $    86,521          109,082               --            4,156           26,880               --
   Net appreciation
      (depreciation)
      in fair value of
      investments               (62,533)        (108,536)        (382,008)             706               --           92,087

Contributions:
   Employer                      23,290           42,962               --            4,496           26,797           22,914
   Employees                     82,981          134,737               --           11,983           68,266           55,248

Distributions:
   Cash                         (32,134)         (59,350)            (355)          (4,415)         (86,098)         (20,590)
   In kind                           --             (660)              --               --               --               --
   MPSI Systems Inc.
      $.05 Common Stock              --               --          (11,055)              --               --               --


Interfund transfers in
      (out)                    (109,455)        (276,485)          (8,398)         (40,550)          22,820          102,200
                            -----------      -----------      -----------      -----------      -----------      -----------

   Change in net assets
      available for
      benefits during           (11,330)        (158,250)        (401,816)         (23,624)        58,665          251,859


Net assets available
      for benefits at
      December 31, 1997         710,325        1,294,831          644,061           89,006        492,725          263,010
                            -----------      -----------      -----------      -----------    -----------      -----------

Net assets available
      for benefits at
      December 31, 1998     $   698,995        1,136,581          242,245           65,382        551,390          514,869
                            ===========      ===========      ===========      ===========    ===========      ===========


                                                 Merrill
                                  John            Lynch
                                Hancock          Growth         Oppenheimer
                                Special           Fund             Total            AIM
                                Equities        (Class B)         Return          Balanced         Loan Fund          Total
                              -----------      -----------      -----------      -----------      -----------      -----------
Investment income:
   Dividends and interest           2,271           (1,068)          31,243            4,754           13,282      $   277,121
   Net appreciation
      (depreciation)
      in fair value of
      investments                  (9,066)         (35,054)          19,809           15,519               --         (469,076)

Contributions:
   Employer                         8,594           13,662           16,802            8,386               --          167,903
   Employees                       25,773           29,553           29,042           18,761               --          456,344

Distributions:
   Cash                            (3,994)          (9,771)            (512)          (3,567)          (8,895)        (229,681)
   In kind                             --               --               --               --               --             (660)
   MPSI Systems Inc.
      $.05 Common Stock                --               --               --               --               --          (11,055)


Interfund transfers in
      (out)                        47,337            8,694          194,354           86,538          (27,055)               0
                              -----------      -----------      -----------      -----------      -----------      -----------

   Change in net assets
      available for
      benefits during              70,915            6,016          290,738          130,391          (22,668)         190,896
      1998

Net assets available
      for benefits at
      December 31, 1997            99,425          133,085           81,595           93,504          164,814        4,066,381
                              -----------      -----------      -----------      -----------      -----------      -----------

Net assets available
      for benefits at
      December 31, 1998           170,340          139,101          372,333          223,895          142,146      $ 4,257,277
                              ===========      ===========      ===========      ===========      ===========      ===========


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                          Merrill
                                                                                                                           Lynch
                                             Global                                                        MLRP            Equity
                              Phoenix       Allocation      MPSI          Capital        Corporate         Trust           Index
                               Fund            Fund      Stock Fund        Fund          Bond Fund         Fund            Trust
                            -----------    -----------  -----------     -----------     -----------     -----------    -----------
Investment income:
   Dividends and interest   $  145,938        157,278           --              --           4,264          24,645             --
   Net appreciation
   (depreciation) in fair
    value of investments       (42,420)       (37,022)     409,392          10,846             489              --         33,391

Contributions:
   Employer                     39,013         57,833           --              --           3,800          24,906         11,219
   Employees                   107,490        159,342           --          17,507          10,470          68,623         30,911
   Rollovers                        --          5,977           --              --              --              --          5,977

Distributions:
   Cash                        (70,988)      (116,002)         (29)        (30,903)         (6,421)       (130,064)        (1,215)
   In kind                     (40,045)       (54,784)          --              --              --              --             --
   MPSI Systems Inc.
      $.05 Common Stock        (26,609)            --           --         (26,609)             --              --             --

Other expense                       --             --         (834)        (12,720)             --              --             --

Interfund transfers in
      (out)                    (65,185)       (52,077)    (131,758)       (413,189)        (21,114)        212,763        182,727
                            ----------     ----------   ----------      ----------      ----------      ----------     ----------
   Change in net assets
      available for
      benefits during           73,803        120,545      250,162        (428,459)         (8,512)        200,873
                                                                                                                          263,010

Net assets available
      for benefits at
      December 31, 1996        636,522      1,174,286      393,899         428,459          97,518         291,852             --
                            ----------     ----------   ----------      ----------      ----------      ----------     ----------
Net assets available
      for benefits at
      December 31, 1997     $  710,325      1,294,831      644,061              --          89,006         492,725        263,010
                            ==========     ==========   ==========      ==========      ==========      ==========     ==========



                                                   Merrill
                                    John            Lynch
                                  Hancock          Growth         Oppenheimer
                                  Special           Fund             Total            AIM
                                  Equities        (Class B)         Return          Balanced         Loan Fund       Total
                                -----------      -----------      -----------      -----------      -----------   -----------
Investment income:
   Dividends and interest               --           12,125           10,382            4,523          10,555     $   369,710
   Net appreciation
      (depreciation) in
      fair value of
      investments                   19,291            2,744            2,465            5,547              --         404,723

Contributions:
   Employer                          7,648            6,292            3,247            2,742              --         156,700
   Employees                        21,073           17,336            8,945            6,187              --         447,884
   Rollovers                            --               --            5,977            5,977              --          23,908

Distributions:
   Cash                             (1,499)          (9,116)            (502)              --              --        (366,739)
   In kind                              --               --               --               --              --         (94,829)
   MPSI Systems Inc.
      $.05 Common Stock                 --               --               --               --              --         (26,609)

Other expense                           --               --               --               --              --         (13,554)

Interfund transfers in
      (out)                         52,912          103,704           51,081           68,528          11,608              --
                               -----------      -----------      -----------      -----------     -----------     -----------

   Change in net assets
      available for
      benefits during 1997          99,425          133,085           81,595           93,504          22,163         901,194

Net assets available for
      benefits at December
      31, 1996                          --               --               --               --         142,651       3,165,187
                               -----------      -----------      -----------      -----------     -----------     -----------

Net assets available for
      benefits at December
      31, 1997                      99,425          133,085           81,595           93,504         164,814     $ 4,066,381
                               ===========      ===========      ===========      ===========     ===========     ===========


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996


----------------------------------------------------------------------------------------------------------------------------------
                                                     Global        MPSI                Corporate        MLRP
                                       Phoenix   Allocation       Stock     Capital         Bond       Trust      Loan
                                          Fund         Fund        Fund        Fund         Fund        Fund      Fund       Total
----------------------------------------------------------------------------------------------------------------------------------

Investment income:
   Dividends and interest             $ 79,467      107,775          --      45,189        5,671      14,978     4,189  $  257,269
   Net appreciation (depreciation)
     in fair value of investments       13,094       48,461    (453,318)      6,546       (3,546)         --        --    (388,763)

Contributions:
   Employers                                --           --     137,394          --           --          --        --     137,394
   Employees                           129,378      148,545      12,988      82,625       15,250      27,451        --     416,237

Distributions:
   Cash                                (52,968)     (70,908)         --     (42,877)      (2,488)    (20,933)       --    (190,174)
   In kind                              (1,501)      (4,072)         --          --           --          --        --      (5,573)
   MPSI Systems Inc. $.05
     Common Stock                           --           --     (38,295)         --           --          --        --     (38,295)


Other (expense)                             --           --          --          --           --          --        29          29

Interfund transfers in (out)           (18,488)     (68,126)     (1,499)    (27,870)      (1,168)     18,334    98,817          --
----------------------------------------------------------------------------------------------------------------------------------

   Change in net assets available
     for benefits during 1996          148,982      161,675    (342,730)     63,613       13,719      39,830   102,977     188,066

Net assets available for benefits
    at December 31, 1995               487,540    1,012,611     738,629     364,846       83,799     252,022    39,674   2,977,121
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
   at December 31, 1996               $636,522    1,174,286     393,899     428,459       97,518     291,852   142,651  $3,165,187
===================================================================================================================================


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS

     The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in equity and bond funds were stated at quoted market prices of the underlying assets. Investments in money market funds were stated at par value, which approximates fair value. The Merrill Lynch Retirement Preservation Trust Fund investments are valued by Merrill Lynch based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

     The fair market value per share of MPSI Systems Inc. Common Stock was $1.88, $4.63, and $1.75 at December 31, 1998, 1997, and 1996, respectively.

     INVESTMENT FUNDS

     For 1996, six investment funds as set forth below were maintained by Merrill Lynch Trust Company (the "Trustee") and were available to plan participants.

          Phoenix Fund:

          The primary objective of the mutual fund is long term capital growth through a diversified portfolio of equity and fixed income securities, including municipal securities, of issuers in weak financial condition or experiencing poor operating results, that the management of the fund believes to be undervalued relative to fund management's assessment of the current or prospective condition of the issuer.

          Global Allocation Fund:

          The fund is a non-diversified mutual fund seeking high total investment return, consistent with prudent risk, through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

          MPSI Systems Inc. Common Stock Fund:

          This fund invests solely in the common stock of the registrant, MPSI Systems Inc. (the "Company") Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the Company.

          Capital Fund:

          This mutual fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt, and convertible securities. This permits management of the fund to vary investment policy based on its evaluation of changes in economic and market trends.

          Corporate Bond Fund:

          The fund is a professionally managed, diversified, open end investment company consisting of three separate portfolios. The primary objective of each Portfolio is to provide shareholders with as high a level of current return as is consistent with the investment policies of such Portfolio and with prudent investment management.

          Merrill Lynch Retirement Preservation Trust ("MLRP Trust Fund")

          The fund is maintained by Merrill Lynch Trust Company, which receives nondiscretionary advice from Merrill Lynch Asset Management. The fund is a collective trust fund that invests primarily in Guaranteed Investment Contracts and U.S. government and U.S. government agency securities, as well as high quality money market instruments. The fund seeks to provide safety of principal, fiduciary comfort and administrative ease.

     Beginning January 1, 1997, five new fund options were added to the Plan and were available to participants. The fund options are described below.

          Merrill Lynch Equity Index Trust

          This mutual fund seeks to provide results that replicate the total return of the Standard and Poor's 500 Composite Stock Price Index. In order to manage the Trust's cash flows efficiently, management will utilize the Standard and Poor's 500 Index Futures or combinations of index options as a method of investment. Management will also participate in index arbitrage transactions where deemed prudent.

          John Hancock Special Equities Fund

          This mutual fund seeks long-term capital appreciation. To pursue this goal, the fund invests in small capitalization companies and companies offering unusual or non-recurring opportunities. The fund looks for companies that dominate an emerging industry or hold a growing market share in a fragmented industry and that have demonstrated annual earnings and revenue growth of at least 25%, self financing capabilities, and strong management.

          Merrill Lynch Growth Fund (Class B)

          The investment objectives of this mutual fund is to seek growth of capital and, secondarily, income by investing in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the fund believes to be undervalued. Undervalued issues include securities selling at discounts from the price to book value ratios and price/earnings ratios computed with respect to the popular stock market averages (primarily Standard and Poors 400 Industrials stock price index).

          Oppenheimer Total Return

          The fund is a mutual fund with the investment objective of seeking high total return through investment in securities which it believes will provide a high return, including investments which are expected to provide opportunities for growth or to produce income, or both. The fund is not restricted to any specific type of security and may also use certain hedging instruments to try to reduce risks of market fluctuations that affect the value of the securities the fund holds.

          AIM Balanced

          This mutual fund's objective is to achieve as high a total return to investors as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of high yielding securities, including common stocks, preferred stocks, convertible securities and bonds. Although equity securities will be purchased primarily for capital appreciation and fixed income securities primarily for income purposes, income and capital appreciation potential will be considered in connection with all investments.

     Effective January 1, 1997, MPSI Systems Inc. Matching Investment Plan (the "Plan") closed the Capital Fund as an elective fund option available to participants. As a result, existing account balances were transferred to other fund options as directed by the participant. Also, effective January 1, 1997, the Plan closed the MPSI Stock Fund to new contributions. Existing account balances were permitted to remain in the fund or transferred to other fund options as directed by the participant.

     The following table shows the employee participation in the various investment options:

     -------------------------------------------------------------------------------------
                                                    Number of Participants at December 31,
                                                          1998                 1997
     -------------------------------------------------------------------------------------

     Phoenix Fund                                           94                   93
     Global Allocation Fund                                120                  120
     MPSI Systems Inc. Common Stock Fund                   124                  130
     Corporate Bond Fund                                    40                   34
     Merrill Lynch Retirement Preservation Trust            82                   25
     Merrill Lynch Equity Index Trust                       33                   26
     John Hancock Special Equities Fund                     27                   22
     Merrill Lynch Growth Fund (Class B)                    31                   29
     Oppenheimer Total Return                               34                   24
     AIM Balanced                                           21                   17

     Total Participants                                    153                  160
     -------------------------------------------------------------------------------------

     INCOME TAXES

     The Internal Revenue Service has determined by notice dated April 24, 1986 that the Plan as amended and restated effective January 1, 1985 was in compliance with the Retirement Equity Act of 1984 and the Tax Reform Act of 1984 and was qualified under Section 401 of the Internal Revenue Code. The Plan, as amended in compliance with the Tax Reform Act of 1986 and as amended and restated effective January 1, 1990 is intended to comply with
     Section 401(a) of the Internal Revenue Code. The Company was notified on June 8, 1995 that the Plan (adopted on January 11, 1994) was deemed to be a qualified plan under Section 401 of the Internal Revenue Code. The Company is not aware of anything that would adversely impact the qualified status of the Plan. Under a qualified plan, amounts contributed by the Company including salary deferrals will not be taxed to the employee until the employee receives a distribution from the Plan and further, any appreciation in value of Common Stock distributed to an employee upon termination of employment will not be taxed to the employee until disposal of such shares.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2)  PARTICIPANTS AND CONTRIBUTIONS

     All employees of the Company meeting eligibility requirements set forth in the Plan participate in the Plan as of January 1 and July 1 of the Plan year following their completion of a six-month period of service. Participants may contribute as salary deferrals up to 16% of their annual earnings. Participant contributions in excess of 9% of a participant's salary may also be made subject to certain limitations as designed to prevent the Plan from failing Annual Tax Compliance Testing. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to
     (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce Company contributions. Although if the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

     MPSI Systems Inc. made contributions under the Plan during the three years ended December 31, 1998 based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral and contributions up to 6% of that participant's earnings for the Plan year. The Employers' Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Employers (the ratio of the operating income for the Employers' fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), is as follows:

                                                        Matching
              Operating Income Ratio                   Percentage
              ----------------------                   ----------

              Under 1.01                                    50%
              1.01, but less than 1.50                      60%
              1.50, but less than 1.75                      70%
              1.75, but less than 2.00                      80%
              2.00, but less than 2.25                      90%
              2.25 or over                                 100%

     During 1996 the Employers Match was made in the form of newly issued shares of MPSI common stock. In 1997 and 1998, the Employer Match was made in cash and allocated to participant accounts based upon contribution elections made by the participant.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     The Company's matching percentage was 50 percent for Plan years 1998, 1997 and 1996 resulting in contributions of $167,903, $156,700 and $137,394, respectively, as calculated below:

     ---------------------------------------------------------------------------------
                                                        Year Ended December 31,
                                                     1998         1997          1996
     ---------------------------------------------------------------------------------
     Net employee contributions
      (including nonelective contributions)       $ 456,344    $ 447,884     $ 416,237
     Nonqualifying contributions                   (120,538)    (134,484)     (141,449)
     ---------------------------------------------------------------------------------
      Qualifying employee contributions             335,806      313,400       274,788
     Applicable matching percentage                   x  50%       x  50%        x  50%
     ---------------------------------------------------------------------------------
     Required company contribution                $ 167,903    $ 156,700     $ 137,394
     =================================================================================

(3)  EXPENSES

     All costs and expenses incurred in administering the Plan, including the expenses of the Administrative Committee, the fees and expenses of the Trustee, the fees of its counsel, and other administrative, expenses, are borne by the Company and amounted to approximately $18,265, $13,786, and $16,158 for 1998, 1997and 1996, respectively.

(4)  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

     -------------------------------------------------------------------------------------
                                                                December 31,
                                                          1998                 1997
     -------------------------------------------------------------------------------------


     Phoenix Fund                                  $   633,530          $   625,879
     Global Allocation Fund                          1,064,315            1,209,604
     MPSI Systems Inc. Common Stock Fund               242,245              644,061
     Merrill Lynch Retirement Preservation Trust       521,388              459,886
     Merrill Lynch Equity Index Trust                  491,850              249,259
     Oppenheimer Total Return                          352,647               75,383
     AIM Balanced                                      215,470               89,210


(5)  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

       ------------------------------------------------------------------------------------------------
                                                                                 December 31,
                                                                           1998                1997
       ------------------------------------------------------------------------------------------------

       Net assets available for benefits per the financial statements  $ 4,257,277          $ 4,066,381

       Amounts shown on the Form 5500
         Benefit Claims Payable                                                 --              (13,987)
       ------------------------------------------------------------------------------------------------

       Net assets available for benefits per the Form 5500             $ 4,257,277          $ 4,052,394
       ================================================================================================

        The following is a reconciliation of distributions per the financial statements to the Form 5500:

       ------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31, 1998
                                                                                          Benefits Paid
       ------------------------------------------------------------------------------------------------

       Amounts distributed to participants per statement of
         changes in net assets                                                                $ 241,396

       Add amounts allocated to withdrawing participants at
         December 31, 1998                                                                           --
       Less amounts allocated to withdrawing participants at
         December 31, 1997                                                                     (13,987)
       ------------------------------------------------------------------------------------------------

       Amounts distributed to participants per the Form 5500                                  $ 227,409
       ================================================================================================

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6)   YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

     For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready. However, an unexpected failure to adequately address this issue could result in an interruption of normal Plan operations and activities.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998


------------------------------------------------------------------------------------------------------------------------
(a)                  (b)                                           (c)                        (d)                (e)
------------------------------------------------------------------------------------------------------------------------
                                                        Description of Investment,
    Identity of Issue, Borrower, Lessor              Including Maturity Date, Rate of                          Current
 *           of Similar Party                        Interest, Par or Maturity Value           Cost             Value
------------------------------------------------------------------------------------------------------------------------

  MUTUAL FUNDS
*   Merrill Lynch Phoenix Fund                        61,508 Class B Shares                 $   736,157      $   633,530
*   Merrill Lynch Global Allocation Fund              85,693 Class B Shares                   1,139,219        1,064,315
*   Merrill Lynch Corporate Bond Fund                  5,082 Class B Shares                      58,314           59,306
*   Merrill Lynch Equity Index Trust                   5,861 Class B Shares                     372,141          491,850
    John Hancock Special Equities Fund                 6,620 Class A Shares                     157,689          159,541
*   Merrill Lynch Growth Fund (Class B)                6,389 Class B Shares                     157,091          126,825
    Oppenheimer Total Return                          28,834 Class A Shares                     330,844          352,647
    AIM Balanced                                       7,633 Class A Shares                     194,678          215,470
                                                                                            -----------      -----------

                                                                                              3,146,133        3,103,484
  MONEY FUNDS
*   Merrill Lynch Retirement Preservation Trust      521,388 Units                              521,388          521,388

  COMMON STOCKS
*   MPSI Systems Inc.                                129,197 Common Shares                    1,025,242          242,245

*  LOANS TO PARTICIPANTS                             7.75% to 9.50% interest rate                    --          142,146
                                                                                            -----------      -----------

                                                                                            $ 4,692,763      $ 4,009,263
                                                                                            ===========      ===========


* Party in Interest

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------
   (a)                      (b)                                      (c)         (d)        (g)          (h)               (i)
Identity                                                                                             Current Value
of Party                Description                  No. of       Purchase     Selling    Cost of      of Asset on       Net Gain
Involved                 of Assets                   Shares         Price       Price      Asset     Transaction Date    or (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Merrill Lynch      Retirement Preservation Trust    126,155      $      --   $ 126,155  $ 126,155          $ 125,155     $     --
Merrill Lynch      Phoenix Fund - Class B            13,043             --     165,716    165,826            165,716         (110)
Merrill Lynch      Global Allocation Fund            26,901             --     379,463    386,939            379,463       (7,476)
Oppenheimer        Total Return                          47             --         512        556                512          (44)

Merrill Lynch      Retirement Preservation Trust    187,657        187,657                187,657            187,657
Merrill Lynch      Phoenix Fund - Class B            22,783        235,902                235,902            235,902
Merrill Lynch      Global Allocation Fund            25,822        342,710                342,710            342,710

Oppenheimer        Total Return                      22,029        257,967                257,967            257,967

There were no Category (i), (ii), or (iv) Reportable Transactions During 1997.
Columns (e) and (f) are not applicable.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                                      Name of Plan




Date June 25, 1999                    By     \s\ William H. Webb, Jr.
                                          William H. Webb, Jr., Chairman
                                             Administrative Committee

                                  EXHIBIT INDEX


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 23.1     Auditors Consent